EXHIBIT 4.10

Annual Incentive Program - Elected Grant

TEAM MEMBER AIP OTHER STOCK UNIT AWARD GRANT NOTICE AND AWARD AGREEMENT

Congratulations! As a key leader in our business, you have been in a position to have significant influence on the outcomes that affect our guests and Pinnacle Entertainment, Inc. (the “Company” or “Pinnacle”). In recognition of the results attained under the Annual Incentive Plan and the elections you have made under the Deferred Compensation Plan, you have been granted a restricted stock unit award (or “Other Stock Unit Award”). This award is subject to the terms and conditions of the 2005 Equity and Performance Incentive Plan and the following Other Stock Unit Award Agreement, which are in all events the governing documents for your award. The details of this award are indicated below.

Grantee:
Date of Grant:
Covered Shares of Common Stock:
Performance Period:	Calendar Year Prior to the Date of Grant
Vesting Date:	Date of Grant
Settlement Date:	January 1st Immediately Following the Date of Grant

Restricted stock units can be a great opportunity for individual wealth creation. As our Company becomes more valuable through management running the business better and through growth opportunities, the value or price of a share of the Company’s common stock should increase. Through your efforts and the efforts of your colleagues, you have the ability to help increase the value of the Company for all shareholders.

Thank you for all you do each and every day as a leader and owner of the Company. Our focus on driving profitable revenues, eliminating non-value added expense and investing our capital prudently is collectively building a much stronger Pinnacle. We are establishing a balanced portfolio of properties as we continue to grow nationally and internationally, and are well on our way to becoming the BEST CASINO ENTERTAINMENT COMPANY IN THE WORLD.

It is an exciting time to be part of Pinnacle Entertainment!

Anthony Sanfilippo

Chief Executive Officer

THIS OTHER STOCK UNIT AWARD AGREEMENT (together with the above grant notice (the “Grant Notice”), the “Agreement”) is made and entered into as of the date set forth on the Grant Notice by and between Pinnacle Entertainment, Inc., a Delaware corporation (the “Company”), and the individual (the “Grantee”) set forth on the Grant Notice.

A.   Pursuant to the Pinnacle Entertainment, Inc. 2005 Equity and Performance Incentive Plan, as amended (the “Plan”), and the Annual Incentive Plan, the Compensation Committee (the “Committee”) has determined that it is to the advantage and best interest of the Company to grant to the Grantee this Award of Other Stock Unit Awards (the “Award”) covering the number of shares of the Common Stock of the Company (the “Shares”) set forth on the Grant Notice and in all respects subject to the terms, definitions and provisions of the Plan, which is incorporated herein by reference.

B.   Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings set forth in the Plan.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Grantee and the Company hereby agree as follows:

1.   Acceptance of Agreement. Grantee has reviewed the Plan and this Agreement, and all provisions of the Plan and Agreement. By electronically accepting this Award according to the instructions provided by the Company’s designated broker, Grantee agrees that this electronic contract contains Grantee’s electronic signature, which Grantee has executed with the intent to sign this Agreement, and that this Award is granted under and governed by the terms and conditions of the Plan and this Agreement. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee on questions relating to the Plan and this Agreement.

2.   Grant of Award. The Company hereby grants to Grantee an Other Stock Unit Award in the form of a Restricted Stock Unit, with the number of shares such Award represents determined by the average of the closing sale price of the Company’s Common Stock on the last trading day of each month during the period beginning with the month immediately preceding the first month of the Performance Period and ending with the last month of the Performance Period, subject to the terms and conditions set forth in this Agreement and in the Plan. Grantee has elect, in compliance with Section 409A of the Code, this Award, and the Company shall maintain an account (“Stock Unit Account”) on its books in the name of the Grantee which shall reflect the number of Other Stock Unit Awards awarded to the Grantee that the Grantee is eligible to receive in distribution pursuant to this Agreement. The Other Stock Unit Awards granted hereunder shall be subject to the terms and provisions of the Plan, and all capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Plan. The Other Stock Unit Awards shall not be entitled to Dividend Equivalents under Section 12.5 of the Plan, but shall be subject to adjustment in accordance with Section 12.2 of the Plan.

3.   Vesting and Forfeiture. This Award is fully vested as of the Date of Grant set forth in the Grant Notice.

4.   Settlement Date. This Award shall be settled by the Company by the issuance of Shares on the date set forth above in the Grant Notice (the “Settlement Date”), and delivery of such Shares on the following business day; provided, however, that if the Grantee’s Continuous Status as an Employee, Director or Consultant terminates for any reason prior to the Settlement Date so as to constitute a “separation from service” within the meaning of Treasury Regulations Section 1.409A-1(h), the Award shall be settled on the date of such separation from service.

Any issuance of Shares shall be made only in whole Shares, and any fractional shares shall be distributed in an equivalent cash amount to the extent permissible without penalty to the Grantee under Section 409A of the Code. Such distributed Shares shall be registered in the name of the Grantee (or if applicable, the Beneficiaries of the Grantee) and distributed to the Grantee (or if applicable, the Beneficiaries of the Grantee) on the distribution date(s) described above.

5.   Deferral of Award.

5.1.   Subject to applicable law, settlement of the Other Stock Unit Awards shall be deferred until the Settlement Date which deferral election shall be made in accordance with the Pinnacle Entertainment, Inc. Executive Deferred Compensation Plan (the “Deferred Compensation Plan”) and at a time and in a manner that complies with Section 409A of the Code. Any portion of this Award that is deferred shall be adjusted as described in the Deferred Compensation Plan.

5.2.   In the event this Award is made pursuant to an annual incentive program, the Grantee’s election to defer receipt of the payment of all or any portion of the Stock Units granted hereunder or Shares issued in accordance therewith shall be effective as if it was made and submitted pursuant to the election procedures established by the Committee no later than the last day of the calendar year preceding the calendar year in which the performance period begins, or if applicable, the date by which an election to defer performance-based compensation must be made for such performance period. Such election, if made, became irrevocable upon such due date and shall remain in effect for grants of restricted stock units for subsequent performance periods, until timely modified or revoked by the Grantee by the completion and delivery to the Committee of a new election provided by the Committee for such purpose, setting out such modification or revocation; any such modification or revocation shall be effective only for Other Stock Unit Awards granted to the Grantee for services performed in calendar years beginning after the calendar year in which such modification or revocation is completed and delivered to the Committee and shall have no effect on this Award.

5.3.   Deferred stock units in the Stock Unit Account under the Deferred Compensation Plan shall be paid in accordance with the Deferred Compensation Plan and any effective deferral election made under the Deferred Compensation Plan.

6.   General.

6.1.   Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware applicable to agreements made and to be performed entirely in Delaware, without regard to the conflicts of law provisions of Delaware or any other jurisdiction.

6.2.   Community Property. Without prejudice to the actual rights of the spouses as between each other, for all purposes of this Agreement, the Grantee shall be treated as agent and attorney-in-fact for that interest held or claimed by his or her spouse with respect to this Award and the parties hereto shall act in all matters as if the Grantee was the sole owner of this Award. This appointment is coupled with an interest and is irrevocable.

6.3.   No Employment Rights. Nothing herein contained shall be construed as an agreement by the Company or any of its subsidiaries, express or implied, to employ the Grantee or contract for the Grantee’s services, to restrict the Company’s or such subsidiary’s right to discharge the Grantee or cease contracting for the Grantee’s services or to modify, extend or otherwise affect in any manner whatsoever the terms of any employment agreement or contract for services which may exist between the Grantee and the Company or any of its subsidiaries.

6.4.   Application to Other Stock. In the event any capital stock of the Company or any other corporation shall be distributed on, with respect to, or in exchange for shares of Common Stock as a stock dividend, stock split, reclassification or recapitalization in connection with any merger or reorganization or otherwise, all restrictions, rights and obligations set forth in this Agreement shall apply with respect to such other capital stock to the same extent as they are, or would have been applicable, to the Shares on or with respect to which such other capital stock was distributed.

6.5.   No Third-Party Benefits. Except as otherwise expressly provided in this Agreement, none of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

6.6.   Successors and Assigns. Except as provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

6.7.   No Assignment. Except as otherwise provided in this Agreement, the Grantee may not assign any of his, her or its rights under this Agreement without the prior written consent of the Company, which consent may be withheld in its sole discretion. The Company shall be permitted to assign its rights or obligations under this Agreement, but no such assignment shall release the Company of any obligations pursuant to this Agreement.

6.8.   Severability. The validity, legality or enforceability of the remainder of this Agreement shall not be affected even if one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect.

6.9.   Equitable Relief. The Grantee acknowledges that, in the event of a threatened or actual breach of any of the provisions of this Agreement, damages alone will be an inadequate remedy, and such breach will cause the Company great, immediate and irreparable injury and damage. Accordingly, the Grantee agrees that the Company shall be entitled to injunctive and other equitable relief, and that such relief shall be in addition to, and not in lieu of, any remedies it may have at law or under this Agreement.

6.10.   Arbitration.

6.10.1.   General. Any controversy, dispute, or claim between the parties to this Agreement, including any claim arising out of, in connection with, or in relation to the formation, interpretation, performance or breach of this Agreement shall be settled exclusively by arbitration, before a single arbitrator, in accordance with this Section 6.10 and the then most applicable rules of the American Arbitration Association. Judgment upon any award rendered by the arbitrator may be entered by any state or federal court having jurisdiction thereof. Such arbitration shall be administered by the American Arbitration Association. Arbitration shall be the exclusive remedy for determining any such dispute, regardless of its nature. Notwithstanding the foregoing, either party may in an appropriate matter apply to a court for provisional relief, including a temporary restraining order or a preliminary injunction, on the ground that the award to which the applicant may be entitled in arbitration may be rendered ineffectual without provisional relief. Unless mutually agreed by the parties otherwise, any arbitration shall take place in the City of Las Vegas, Nevada.

6.10.2.   Selection of Arbitrator. In the event the parties are unable to agree upon an arbitrator, the parties shall select a single arbitrator from a list of nine arbitrators drawn by the parties at random from the “Independent” (or “Gold Card”) list of retired judges or, at the option of the Grantee, from a list of nine persons (which shall be retired judges or corporate or litigation attorneys experienced in stock options and buy-sell agreements) provided by the office of the American Arbitration Association having jurisdiction over Las Vegas, Nevada. If the parties are unable to agree upon an arbitrator from the list so drawn, then the parties shall each strike names alternately from the list, with the first to strike being determined by lot. After each party has used four strikes, the remaining name on the list shall be the arbitrator. If such person is unable to serve for any reason, the parties shall repeat this process until an arbitrator is selected.

6.10.3.   Applicability of Arbitration; Remedial Authority. This agreement to resolve any disputes by binding arbitration shall extend to claims against any parent, subsidiary or affiliate of each party, and, when acting within such capacity, any officer, director, stockholder, employee or agent of each party, or of any of the above, and shall apply as well to claims arising out of state and federal statutes and local ordinances as well as to claims arising under the common law. In the event of a dispute subject to this paragraph the parties shall be entitled to reasonable discovery subject to the discretion of the arbitrator. The remedial authority of the arbitrator (which shall include the right to grant injunctive or other equitable relief) shall be the same as, but no greater than, would be the remedial power of a court having jurisdiction over the parties and their dispute. The arbitrator shall, upon an appropriate motion, dismiss any claim without an evidentiary hearing if the party bringing the motion establishes that he or it would be entitled to summary judgment if the matter had been pursued in court litigation. In the event of a conflict between the applicable rules of the American Arbitration Association and these procedures, the provisions of these procedures shall govern.

6.10.4.   Fees and Costs. Any filing or administrative fees shall be borne initially by the party requesting arbitration. The Company shall be responsible for the costs and fees of the arbitration, unless the Grantee wishes to contribute (up to 50%) of the costs and fees of the arbitration. Notwithstanding the foregoing, the prevailing party in such arbitration, as determined by the arbitrator, and in any enforcement or other court proceedings, shall be entitled, to the extent permitted by law, to reimbursement from the other party for all of the prevailing party’s costs (including but not limited to the arbitrator’s compensation), expenses, and attorneys’ fees.

6.10.5.   Award Final and Binding. The arbitrator shall render an award and written opinion, and the award shall be final and binding upon the parties. If any of the provisions of this paragraph, or of this Agreement, are determined to be unlawful or otherwise unenforceable, in whole or in part, such determination shall not affect the validity of the remainder of this Agreement, and this Agreement shall be reformed to the extent necessary to carry out its provisions to the greatest extent possible and to insure that the resolution of all conflicts between the parties, including those arising out of statutory claims, shall be resolved by neutral, binding arbitration. If a court should find that the arbitration provisions of this Agreement are not absolutely binding, then the parties intend any arbitration decision and award to be fully admissible in evidence in any subsequent action, given great weight by any finder of fact, and treated as determinative to the maximum extent permitted by law.

6.11.   Section 409A. The Plan and this Grant of Other Stock Unit Awards shall be interpreted in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (“Section 409A”). In the event that any compensation with respect to the Grantee’s separation from service is “deferred compensation” within the meaning of Section 409A, the stock of the Company or any affiliate is publicly traded on an established securities market or otherwise, and the Grantee is determined to be a “specified employee”, as defined in Section 409A(a)(2)(B)(i) of the Code, transfer of the Shares covered by vested Other Stock Unit Awards shall be delayed as required by Section 409A. Such delay shall last six months from the date of the Grantee’s separation from service, except in the event of Executive’s death. For all purposes of the Award, references herein to “termination” of Continuous Status as an Employee, Director or Consultant or other terms of similar import shall in each case mean and require a “separation from service” within the meaning of Section 409A. Grantee shall have no right directly or indirectly to designate the taxable year of payment excepted as elected pursuant to Section 5. Until the transfer of Shares under Section 4 hereof, the Other Stock Unit Awards shall represent only an unsecured and unfunded promise to deliver the Shares in the future, and the rights of the Grantee against the Company shall be only those of an unsecured creditor.

6.12.   Withholding Taxes. The Company has the right to take whatever steps the Company deems necessary or appropriate to comply with all applicable federal, state, local, and employment tax withholding requirements, and the Company’s obligations to deliver shares of Common Stock upon the settlement of this Award will be conditioned upon compliance with all such withholding tax requirements. Without limiting the generality of the foregoing, upon the settlement of this Award, the Company will have the right to withhold taxes from any other compensation or other amounts which it may owe to the Grantee, or to require the Grantee to pay to the Company the amount of any taxes which the Company may be required to withhold with respect to the shares issued on such exercise. Without limiting the generality of the foregoing, the Committee in its discretion may authorize the Grantee to satisfy all or part of any withholding tax liability by (a) having the Company withhold from the shares of Common Stock which would otherwise be issued on the settlement of an Award that number of shares having a Fair Market Value, as of the date the withholding tax liability arises, equal to or less than the amount of the Company’s withholding tax liability, or (b) by delivering to the Company previously-owned and unencumbered shares of the Common Stock having a Fair Market Value, as of the date the withholding tax liability arises, equal to or less than the amount of the Company’s withholding tax liability.

6.13.   Headings. The section headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, extend or interpret the scope of this Agreement or of any particular section.

6.14.   Number and Gender. Throughout this Agreement, as the context may require, (a) the masculine gender includes the feminine and the neuter gender includes the masculine and the feminine; (b) the singular tense and number includes the plural, and the plural tense and number includes the singular; (c) the past tense includes the present, and the present tense includes the past; (d) references to parties, sections, paragraphs and exhibits mean the parties, sections, paragraphs and exhibits of and to this Agreement; and (e) periods of days, weeks or months mean calendar days, weeks or months.

6.15.   Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to this Award granted under the Plan or future options that may be granted under the Plan by electronic means or to request Grantee’s consent to participate in the Plan by electronic means. Grantee hereby consents to receive such documents by electronic delivery and, if requested, to accept this Award or any future options granted under the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

6.16.   Data Privacy. All of Grantee’s information that is described or referenced in this Agreement and the Plan may be used by the Company and affiliates to administer and manage Grantee’s participation in the Plan. Grantee understands that he or she may contact the Company’s international privacy officer if Grantee needs to update or correct any of the information. The Company will transfer this information to, and store this information in one or several of its U.S. offices. In addition, if necessary to administer and manage Grantee’s participation in the Plan, the Company may transfer to, or share this information with its Subsidiaries and affiliates and any third party agents acting on the Company’s behalf to provide services to Grantee, or any other third parties or governmental agencies, as required or permitted by law or the safe harbor framework established by the U.S. Department of Commerce. In particular, without limitation, the Company has engaged the designated broker and any entity controlled by, controlling, or under common control with the designated broker (the “broker’s affiliates”, and together with the designated broker, collectively the “designated broker”) to provide brokerage services and to help administer the Company’s stock plans. The designated broker is acting primarily as a data processing agent under the Company’s instructions and directions, but the designated broker reserved the right to share Grantee’s information with the designated broker’s affiliates. Except as provided in this Section or as required or permitted by law or the Safe Harbor framework established by the U.S. Department of Commerce, the Company will not disclose Grantee’s information outside the Company without Grantee’s consent.

Unless Grantee notifies Company within 30 days of the grant of the Award, the Company may use and transfer Grantee’s personal information as described in this section, particularly as it concerns transfers to the designated broker. Grantee understands that participation in the Plan is entirely voluntary and that his or her denial of consent does not have any adverse effects other than exclusion from the Plan.

6.17.   Acknowledgments of Grantee. Grantee has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, fully understands all provisions of the Plan and Agreement and, by signing the Notice of Grant, acknowledges and agrees to all of the provisions of the Plan and this Agreement.

6.18.   Waiver of Jury Trial. TO THE EXTENT EITHER PARTY INITIATES LITIGATION INVOLVING THIS AGREEMENT OR ANY ASPECT OF THE RELATIONSHIP BETWEEN US (EVEN IF OTHER PARTIES OR OTHER CLAIMS ARE INCLUDED IN SUCH LITIGATION), ALL OF THE PARTIES WAIVE THEIR RIGHT TO A TRIAL BY JURY. THIS WAIVER WILL APPLY TO ALL CAUSES OF ACTION THAT ARE OR MIGHT BE INCLUDED IN SUCH ACTION, INCLUDING CLAIMS RELATED TO THE ENFORCEMENT OR INTERPRETATION OF THIS AGREEMENT, ALLEGATIONS OF STATE OR FEDERAL STATUTORY VIOLATIONS, FRAUD, MISREPRESENTATION, OR SIMILAR CAUSES OF ACTION, AND IN CONNECTION WITH ANY LEGAL ACTION INITIATED FOR THE RECOVERY OF DAMAGES BETWEEN OR AMONG US OR BETWEEN OR AMONG ANY OF OUR OWNERS, AFFILIATES, OFFICERS, EMPLOYEES OR AGENTS.